UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 1

Under the Securities Exchange Act of 1934

CCC INTELLIGENT SOLUTIONS HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

12510Q 100
(CUSIP Number)

Copy to:
James Westra
General Counsel and Managing Partner
Advent International Corporation
Prudential Tower
800 Boylston Street
Boston, MA 02199-8069

April 11, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
ADVENT INTERNATIONAL CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
355,628,649

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
355,628,649

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
355,628,649

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Calculation based on 613,542,796 shares of Common Stock of the Issuer outstanding as of March 28, 2022, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on April 7, 2022.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
ADVENT INTERNATIONAL GPE VIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
94,630,410

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
94,630,410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,630,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Calculation based on 613,542,796 shares of Common Stock of the Issuer outstanding as of March 28, 2022, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on April 7, 2022.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
CYPRESS INVESTOR HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
260,498,239

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
260,498,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
260,498,239

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 613,542,796 shares of Common Stock of the Issuer outstanding as of March 28, 2022, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on April 7, 2022.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
Advent International GPE VIII-C Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,238,944

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,238,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,238,944

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 613,542,796 shares of Common Stock of the Issuer outstanding as of March 28, 2022, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on April 7, 2022.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
GPE VIII CCC Co-Investment (Delaware) Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
86,391,466

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
86,391,466

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
86,391,466

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 613,542,796 shares of Common Stock of the Issuer outstanding as of March 28, 2022, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on April 7, 2022.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
Cypress Investment GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
260,498,239

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
260,498,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
260,498,239

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Calculation based on 613,542,796 shares of Common Stock of the Issuer outstanding as of March 28, 2022, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on April 7, 2022.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
GPE VIII GP S.à.r.l

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,238,944

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,238,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,238,944

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Calculation based on 613,542,796 shares of Common Stock of the Issuer outstanding as of March 28, 2022, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on April 7, 2022.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
GPE VIII GP Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
86,391,466

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
86,391,466

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
86,391,466

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 613,542,796 shares of Common Stock of the Issuer outstanding as of March 28, 2022, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on April 7, 2022.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
Sunley House Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
500,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Calculation based on 613,542,796 shares of Common Stock of the Issuer outstanding as of March 28, 2022, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on April 7, 2022.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
Sunley House Capital GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
500,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Calculation based on 613,542,796 shares of Common Stock of the Issuer outstanding as of March 28, 2022, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on April 7, 2022.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
Sunley House Capital Master Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
500,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 613,542,796 shares of Common Stock of the Issuer outstanding as of March 28, 2022, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on April 7, 2022.

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 9, 2021 (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On April 11, 2022, Cypress Investor, GPE VIII CCC Co-Investment and Advent International VIII-C (collectively, the “Advent Funds”) sold 12,841,354 shares, 4,258,699 shares and 406,142 shares of Common Stock, respectively, for $9.28 per share, net of underwriting discounts and commissions (the “April 2022 Offering”) pursuant to that certain Underwriting Agreement by and among the Advent Funds, the Issuer, the underwriters and other selling stockholders named therein. In connection with the April 2022 Offering, the Advent Funds entered into customary “lock-up” agreements with the underwriters, dated April 6, 2022 (the “April 2022 Lock-up Agreements”), pursuant to which the Advent Funds generally agreed, subject to certain exceptions, not to sell, transfer, or otherwise dispose of any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock, for 60 days after the date of the final prospectus relating to the April 2022 Offering without prior written consent from the underwriters.

The foregoing descriptions of the April 2022 Underwriting Agreement and the April 2022 Lock-up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the April 2022 Underwriting Agreement, a copy of which is attached as Exhibit 99.2, and a form of the April 2022 Lock-up Agreement attached as Exhibit A to the April 2022 Underwriting Agreement, both of which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth or incorporated by reference in Items 2 and 6 of this Statement is incorporated by reference in this Item 5.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D, as of April 11, 2022, are incorporated herein by reference. As of April 11, 2022, the Reporting Persons beneficially owned in the aggregate 355,628,649 shares of Common Stock, which represents approximately 58.0% of the outstanding shares (based on 613,542,796 shares of Common Stock outstanding as of March 28, 2022, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on April 7, 2022, the “Outstanding Shares”). The shares beneficially owned by the Reporting Persons were directly held as follows: 260,498,239 shares held directly by Cypress Investor, 8,238,944 shares directly held by Advent International VIII-C, 86,391,466 shares held directly by GPE VIII CCC Co-Investment and 500,000 shares held directly by Sunley House Master Fund. Cypress GP, as general partner of Cypress Investor, may be deemed to beneficially own the 260,498,239 shares held directly by Cypress Investor. Advent GP Luxembourg, as general partner of Advent International VIII-C, may be deemed to beneficially own the 8,238,944 shares held directly by Advent International VIII-C. Advent GP Cayman, as general partner of GPE VIII CCC Co-Investment, may be deemed to beneficially own the 86,391,466 shares held directly by GPE VIII CCC Co-Investment. Sunley House GP LP, as general partner of Sunley House Master Fund, Sunley House GP LLC, as general partner of Sunley House GP LP, and Sunley House Manager, as investment manager to Sunley House Master Fund may be deemed to beneficially own the 500,000 shares held directly by Sunley House Master Fund. Advent Top GP, as manager of Advent GP Luxembourg and general partner of Advent GP Cayman, may be deemed to beneficially own the 94,630,410 shares held directly by Advent International VIII-C and GPE VIII CCC Co-Investment.  Advent, as manager of Advent Top GP, managing member of Cypress GP and sole member of both Sunley House GP LLC and Sunley House Manager, may be deemed to beneficially own the 355,628,649 shares held directly by Cypress Investor, Advent International VIII-C, GPE VIII CCC Co-Investment and Sunley House Master Fund.  The Advent Luxembourg Funds, the Advent Cayman Funds and the Advent Partners Funds have ownership interests in Cypress Investor, but none of the Advent Luxembourg Funds, the Advent Cayman Funds or the Advent Partners Funds has voting or dispositive power over any shares.  The foregoing excludes the contingent right of Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment to receive an aggregate of up to 9,919,012 Earnout Shares (as defined and described in Item 6 of this Statement).  The Sunley House Feeder Funds have ownership interests in the Sunley House Master Fund, but none of the Sunley House Feeder Funds owns shares of Common Stock directly and none has voting or dispositive power over the shares of Common Stock held directly by the Sunley House Master Fund.

As a result of the Transaction Agreements (as defined and described in Item 6 of this Statement), the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock covered by the Transaction Agreements.

(c) Except pursuant to the April 2022 Offering, none of the Reporting Persons effected transactions in Common Stock during the past 60 days. To the Reporting Persons’ knowledge, none of the individuals listed on Schedule A to this Statement effected transactions in Common Stock during the past 60 days.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of April 11, 2022, by and among the Reporting Persons (filed herewith).

99.2
Underwriting Agreement, dated as of April 6, 2022, by and among the Advent Funds, the Issuer, the Underwriters and certain other Selling Stockholders (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K on April 12, 2022 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 13, 2022

CYPRESS INVESTOR HOLDINGS, L.P.

By: CYPRESS INVESTMENT GP, LLC, GENERAL PARTNER

By: ADVENT INTERNATIONAL CORPORATION, MANAGING MEMBER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

CYPRESS INVESTMENT GP, LLC

By: ADVENT INTERNATIONAL CORPORATION, MANAGING MEMBER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

ADVENT INTERNATIONAL VIII-C LIMITED PARTNERSHIP

By: GPE VIII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER, and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

GPE VIII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER, and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

GPE VIII CCC CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP

By: GPE VIII GP LIMITED PARTNERSHIP, GENERAL PARTNER

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

GPE VIII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

ADVENT INTERNATIONAL GPE VIII, LLC

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

SUNLEY HOUSE CAPITAL MASTER FUND LIMITED PARTNERSHIP

By: SUNLEY HOUSE CAPITAL GP LP, GENERAL PARTNER

By: SUNLEY HOUSE CAPITAL GP LLC, GENERAL PARTNER

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

SUNLEY HOUSE CAPITAL GP LLC

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

SUNLEY HOUSE CAPITAL MANAGEMENT LLC

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

ADVENT INTERNATIONAL CORPORATION

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration